EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements of Odyssey HealthCare, Inc. on (1) Form S-8 (No. 333-72888) pertaining to the Odyssey HealthCare, Inc. Stock Option Plan, the Odyssey HealthCare, Inc. 2001 Equity-Based Compensation Plan and the Odyssey HealthCare, Inc. Employee Stock Purchase Plan and (2) Form S-8 (No. 333-129990) pertaining to the Odyssey HealthCare, Inc. 2001 Equity-Based Compensation Plan of our reports dated March 8, 2006, with respect to the consolidated financial statements of Odyssey HealthCare Inc., Odyssey HealthCare Inc. management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Odyssey HealthCare, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2005.
/s/ Ernst & Young LLP
Dallas, Texas
March 8, 2006